FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 29, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

29 August 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 29 August 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 August 2019 on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	83	£1.819
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	82	£1.819

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Date: 29 August 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary